

June 16, 2023

Renato Lulia Jacob
Group Head of Investor Relations
Itaú Unibanco Holding S.A.
Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil

> **Re: Banco Itaú Chile**
> **Schedule 13E-3 filed June 6, 2023**
> **Schedule TO-T filed June 6, 2023**
> **Filed by Itaú Unibanco Holding S.A. et al.**
> **File No. 005-80508**

Dear Renato Lulia Jacob:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule 13E-3 filed June 6, 2023

Settlement of the U.S. Offer Price, page iii

1. We note the disclosure that the Chilean Offer may close before the U.S. Offer because Chilean law limits the number of days the Chilean Offer may remain open. If the Chilean Offer closes before the U.S. Offer, will Chilean holders who tender be paid before tendering U.S. holders? Please advise in your response letter. If yes, analyze how this is consistent with the requirements of Rule 14d-1(d)(2)(ii).

What are the differences between the U.S. Offer and the Chilean Offer?, page v

2. The disclosure here and on page 10 of the offer materials describes potential differences between the withdrawal rights provided in the U.S. and Chilean Offers. In your response

letter, please explain whether a scenario could arise where withdrawal rights in the Chilean Offer could extend beyond those provided in the U.S. Offer. If so, explain how this would satisfy your Tier II obligation to make the U.S. Offer on terms at least as favorable as the Chilean Offer.

Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer, page 6

3. We note your disclosure that "IUH and Purchaser are making the Offers … to increase the weight of markets with structural growth in IUH's business portfolio." Revise to clarify how and why acquiring the Common Shares would increase the weight of markets with structural growth in IUH's business portfolio. See Instruction 1 and Instruction 2 to Item 1013 of Regulation M-A.

4. Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Please revise to include this disclosure. See Instruction 1 and Instruction 2 to Item 1013 of Regulation M-A.

5. We note your disclosure that "by extending the Offers at this time, IUH and Purchaser believe that they are offering shareholders a fair price..." Please disclose IUH and Purchaser's reasons for undertaking the transaction at this time. Refer to Item 1013(c) of Regulation M-A.

Fairness of the U.S. Offer., page 8

6. In support of your determination regarding the fairness of the U.S. Offer, you state that "there has been … a substantial decline in the equity markets, both in the U.S. and in Chile." For clarity, please revise to disclose the time periods and specific equity markets to which you are referring.

7. Refer to the disclosure on page 10. Please revise this section generally to address the procedural fairness of the transaction and why these participants believe it is procedurally fair in the absence of the safeguards outlined in Item 1014(c) and (d) of Regulation M-A. See Item 8 of Schedule 13E-3.

8. Expand this section generally to address how the bidders considered the fairness to holders who do not tender into the Offers, given that there is no intention to conduct a second-step "squeeze out." You have noted for example that the ADSs may be delisted after the Offers, resulting in considerably less liquidity for remaining holders.

9. Refer to the first sentence of the last paragraph in this section, on page 11 of the offer to purchase. Remove the qualifier "believe," since IUH and Purchaser are in a position to know whether the discussion provided addresses all material factors they considered in assessing fairness.

Related Party Transactions, page 15

10.   Page 188 of the Company's 2022 Form 20-F filed on April 27, 2023 includes a table with income received by the Company from (and expenses paid by the Company to) Itaú Unibanco during the Company's past three fiscal years. To the extent applicable, provide the disclosure required by Item 1005 of Regulation M-A regarding such transactions.

Risks of Tendering Common Shares in the Chilean Offer Instead of the U.S. Offer, page 15

11.   We note your disclosure that "the terms and conditions of the U.S. Offer and the Chilean Offer are *substantially* the same" (emphasis added). Disclose the differences between the conditions in the U.S. Offer and those in the Chilean Offer.

Source and Amount of Funds, page 38

12.   Disclose the existence of any alternative financing plans or arrangements in the event Purchaser does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

Conditions to the U.S. Offer, page 40

13.   We note the following disclosure on page 40: "The occurrence and/or existence of any of the foregoing conditions will be determined in our sole discretion." Reserving the right to determine the satisfaction of an offer condition in the bidder's "sole discretion" raises illusory offer concerns under Regulation 14E. See Compliance and Disclosure Interpretation 101.02 under "Tender Offer Rules and Schedules" (March 17, 2023) at www.sec.gov. Please revise.

14.   See our last comment above. Refer to the following disclosure on page 40: "These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions..." All offer conditions must be objective and outside the control of the bidder in order to avoid illusory offer concerns under Regulation 14E. Revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the bidders' control.

15.   Reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform shareholders promptly if events occur that "trigger" an offer condition. Please revise this language and the following in the last sentence of this section: "Our failure at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time." If an event occurs that implicates an offer condition, bidders must promptly inform shareholders whether they will waive the condition and continue with the Offers, or terminate the Offers based on that condition.

General

16. We note that the offer commenced on June 6, 2023 and is scheduled to expire at 5:30 p.m. ET on July 5, 2023. Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-1(a). In this respect, Rule 14d-1(g)(3) defines the term "business day" to mean "any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time."

17. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction or a tender offer. See Sections 21E(b)(1)(E) and 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise.

18. We note the disclaimer that you "undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise." This disclaimer is inconsistent with your obligations under Rule 14d-6(c). Please revise.

19. Clarify whether the bidders will cover the fees associated with tendering ADSs or whether they will be deducted from the proceeds to be paid for such tendered securities.

20. We note that U.S. persons who hold shares in direct form rather than in ADS form may tender into the Chilean Offer. In your response letter, please advise whether permitting them to tender into the Chilean Offer is required under Chilean law.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions